ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-187493

PRICING TERM SHEET

April 8, 2013

$400,000,000 1.875% Senior Notes Due 2018

$900,000,000 3.250% Senior Notes Due 2023

Issuer:	Dollar General Corporation

Expected Settlement Date:	April 11, 2013

Current Ratings*:	Baa3 by Moody’s Investors Service, Inc. BB+ by Standard & Poor’s Ratings Services

	1.875% Senior Notes Due 2018	3.250% Senior Notes Due 2023

Final Maturity Date:	April 15, 2018	April 15, 2023

Principal Amount:	$400,000,000	$900,000,000

Coupon:	1.875%	3.250%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2013	April 15 and October 15, commencing October 15, 2013

Price to Public:	99.886%	99.737%

Benchmark Treasury:	0.750% U.S. Treasury due March 2018	2.000% U.S. Treasury due February 2023

Benchmark Treasury Price and Yield:	100-08; 0.699%	102-13+; 1.731%

Spread to Benchmark Treasury:	120 basis points	155 basis points

Yield to Maturity:	1.899%	3.281%

Make-Whole Call:	T+20 basis points	T+ 25 basis points

Par Call:	N/A	On or after January 15, 2023, at 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

CUSIP and ISIN:	CUSIP: 256677 AB1 ISIN: US256677AB15	CUSIP: 256677 AC9 ISIN: US256677AC97

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Fifth Third Securities, Inc. KKR Capital Markets LLC Regions Securities LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC HSBC Securities (USA) Inc. KeyBanc Capital Markets Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC

Conflicts of Interest:

Wells Fargo Securities, LLC and KKR Capital Markets LLC or their affiliates are lenders under our Existing Credit Facilities and may receive 5% or more of the net proceeds of the offering by reason of the repayment of outstanding amounts under the Existing Credit Facilities. Any such underwriter is deemed to have a “conflict of interest” within the meaning of Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc., and this offering will therefore be conducted in accordance with Rule 5121. No underwriter with a conflict of interest will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication related.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Citigroup Global Markets Inc. at 1-800-831-9146; Goldman, Sachs & Co. at 1-866-471-2526 or facsimile at 1-212-902-9316 or email prospectus-ny@ny.email.gs.com; or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or email dg.prospectus_requests@baml.com.